Exhibit 17.1

From: Thomas Hallagan [e-mail address omitted]

Sent: Monday, February 02, 2009 5:23 PM

To: Allen Bradley

Cc: Austin Young; Dan Phillips; Jared Morris; Millard E. Morris; Randy Roach; Sean Traynor; Todd Walker; Geoffrey Banta; Janelle Frost; David Narigon; Craig Leach; Tracie Mathis

Subject: Director Re-Election

Fellow board members -

You may, or may not, be aware that my director term expires at the 2009 Annual meeting.

The purpose of this note is to let you know that I am choosing not to be considered for re-election. My reason is that I have concerns about governance processes that seem to differ with the board in general.

I wish you all the best in the future oversight of Amerisafe and I look forward to staying in touch from outside the Company after the completion of my term in June.

With best regards

Tom

Thomas Hallagan

[e-mail address omitted]